June 10, 2009

VIA EDGAR
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Emulex Corporation Schedule 14D-9/A, filed May 27, 2009 File No. 005-34050 Revised Preliminary Proxy Statement, filed May 27, 2009 File No. 001-31353
Dear Mr. Duchovny:
     Enclosed for filing on behalf of Emulex Corporation (the “Company”) are Amendment No. 3 (the “14D-9 Amendment”) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2009 (as amended from time to time, the “Schedule 14D-9”), and Amendment No. 2 (the “Consent Revocation Amendment”) to the Company’s Consent Revocation Statement on Schedule 14A, originally filed with the Commission on May 15, 2009 (as amended from time to time, the “Consent Revocation Statement”). Under separate cover, courtesy copies of the 14D-9 Amendment and the Consent Revocation Amendment (in the case of the Consent Revocation Statement, marked to show changes) are also being provided.
     The 14D-9 Amendment and Consent Revocation Amendment are being filed, among other reasons, to address comments 1 and 2 relating to the Schedule 14D-9 received from the staff of the Commission (the “Staff”) by letter dated June 2, 2009 (the “Staff Letter”). As I understand you previously discussed with our outside counsel, we will separately respond under separate cover to comments 3 through 7 of the Staff Letter. The numbering of the responses below corresponds to the numbering of the Staff Letter. The comments in the Staff Letter have been incorporated into this response letter for your convenience.

     Capitalized terms used in this response letter and not otherwise defined herein have the meanings ascribed to them in the Schedule 14D-9 or the Consent Revocation Statement, as applicable.
Schedule 14D-9/A
The Solicitation or Recommendation — Reasons for the Recommendation, page 14
1.	Refer to our prior comment 4. Please disclose the substance of your response. Additionally, provide us supplementally support for the information included in clause (3) of the second paragraph of your response.
     Emulex Response
     The Schedule 14D-9 has been amended to include the substance of our response to prior comment 4. Please see pages 2-3 of the 14D-9 Amendment. Corresponding changes have been made to page 3 of the Consent Revocation Statement.
     Additionally, with regard to your request for supplemental information on the statement in clause (3) of the second paragraph of our response to prior comment 4, we supplementally advise the Staff that the Company’s design wins are achieved through a competitive process. Original Equipment Manufacturers (“OEMs”) request proposals from component manufacturers typically in the form of a “request for quote” (“RFQ”) in connection with supplying a component to the OEM products that are in development for future sale. After evaluating the responses to RFQs from competing component manufacturers, the OEM typically will award a design win to one or more component manufacturers. With a design win, the Company’s product design, as detailed in its response to an RFQ, is selected as a component in the OEM customer product. Upon awarding a design win, the Company and the OEM enter into a contract or an amendment to an existing contract to supply the design winning product. To date, substantially all of the design wins awarded to the Company have resulted in incorporation into the applicable customer’s products and in revenues from sales of such Company design winning products. The Company believes, based on the substantial industry experience of its executives and directors, that this is the case for the following reasons:
•	Significant Commitment of Resources. Once our product has achieved the design win, we will work closely with the customer to integrate our products into the OEM’s product throughout the development and manufacturing phase. This design work involves a significant investment of time, money and effort by both the Company and the OEM, including a significant amount of new engineering work by both the Company and the OEM. We believe that this significant investment of resources, as well as the expense of testing multiple potential components in awarding the design win, would not be undertaken by the OEM unless the OEM had determined to commercially develop its product.

•	Harm to Future Prospects. Reneging on design wins would be significantly detrimental to OEMs because component suppliers, such as the Company, would not devote the significant resources to designing their product into an OEM’s product if the OEM had a history of reneging on design wins. This issue would be particularly significant for OEMs who rely on Fibre Channel networking components, such as the Company’s, as there are relatively few suppliers of such components.

•	Product Delays. Reneging on a design win would set back an OEM’s own product development and market introduction efforts, as it would then need to devote considerable time and money to reengineer its product to accept a new component, as well as delaying the time to market for its product. This is particularly important in the market for the Company’s customers, where being first to market with a new product or features can result in a significant competitive advantage. Thus, once the design process has commenced, if the OEM markets its product, in substantially all cases it will use the initial winning design in its product.

•	OEM Experience. As indicated on page 33 of the Company’s Annual Report on Form 10-K, filed on August 20, 2008, a large portion of the Company’s direct revenues result from its relationships with OEMs such as IBM and Hewlett Packard, and the Company’s experience with such OEMs has been that design wins results in contracts or amendments to contracts to supply the design winning product to the OEM. Such contracts in turn typically result in sales of the Company’s design winning products to the OEMs.
     Thus, historically, the Company’s prior design wins have typically resulted in sales to its OEMs.
Revised Preliminary Proxy Statement
Reasons to Reject Broadcom’s Proposals, page 1
2.	Please revise your disclosure to include the substance of your response to the last bullet point in prior comment 10.
     Emulex Response
     The Consent Revocation Statement has been amended to include the substance of our response to the last bullet point in prior comment 10. Please see page 4 of the Consent Revocation Amendment. Corresponding changes have been made to the Schedule 14D-9. Please see page 3 of the 14D-9 Amendment.

     As you may be aware from Broadcom’s materials, on June 9, 2009, Broadcom publicly stated its goal of obtaining the required written consents by July 4, 2009. Accordingly, we request the Staff’s assistance in completing the review of the Consent Revocation Statement and 14D-9 Amendment as soon as possible so that the Company can begin mailing its consent revocation materials.

Very truly yours,
/s/ Natalie Smith
Natalie Smith
Senior Vice President, Finance

cc:	Jonathan K. Layne, Gibson, Dunn & Crutcher LLP Michelle A. Hodges, Gibson, Dunn & Crutcher LLP David C. Lee, Gibson, Dunn & Crutcher LLP